Exhibit 21.1

Subsidiaries of Shift4 Payments, Inc.

Legal Name	State or Other Jurisdiction of Incorporation or Organization

Future POS, LLC	Pennsylvania

Harbortouch Financial, LLC	Pennsylvania

Harbortouch Lithuania, UAB	Lithuania

Independant Resources Network, LLC	New York

INFOMART2000, Corp. (d/b/a 3DCART)	Florida

Merchant Link, LLC	Delaware

Micros Retail Systems, LLC	New Jersey

MSI Merchant Services Holdings, LLC	New Jersey

POSiTouch, LLC	Rhode Island

Restaurant Manager, LLC	Delaware

S4-ML Holdings, LLC	Delaware

Shift4 Corporation	Nevada

Shift4 Payments Finance Sub, Inc.	Delaware

Shift4 Payments, LLC	Delaware

The Customer Connection II Limited Liability Company	New Jersey

20910 ML USA IP Company, LLC	Delaware